FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

News Release Dated, May 6, 2005, May 10 2005, May 13, 2005., December 31, 2004 Annual Financial Statements, Management Discussion and Annual General Meeting Material.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)
Date: May 20, 2005	By: /s/ “John Parks”
Name
Its: Corporate Secretary
(Title)

GETTY COPPER INC.

Trading Symbol TSX Venture: GTC

May 6, 2005

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

The Company announces that it has embarked on a metallurgy test program of its copper sulphide and copper oxide samples at SGS Lakefield Research Limited in Lakefield, Ontario. The goal of the test program is to determine the leach parameters and optimum chemistry for leaching copper from Getty’s resource samples which have been forwarded to Lakefield.  The second part of the program is to confirm the solvent extraction electrowinning (SX-EW) parameters.  This is a precondition of the express corporate goal of putting the Company’s copper deposits into production.

In anticipation of the test program confirming the efficacy of continuous vat leaching technology, the Company has entered a licence agreement with Innovat Limited of Ontario for use of Innovat’s proprietary Continuous Vat Leaching System.

The Company also announces the appointment of David A. Shaw, Ph.D. to the board of directors. Dr. Shaw is a structural geologist who has worked both in the technical and financial communities within the resource industry, including serving as Senior Mining Analyst, Corporate Finance, at Yorkton Securities Inc. in Vancouver. Throughout Dr. Shaw's career, he has built strong relationships with European financial institutions and the global mining community.

The foregoing statements are forward-looking statements but reflect the current expectations of management with respect to future events and performance. Wherever used, the words "may," "will," "anticipate," "intend," "expect," "plan," "believe," and similar expressions identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at which, such performance or results will be achieved.

 Forward-looking statements are based on information available at the time they are made, assumptions made by management, and management's good faith belief with respect to future events, and are subject to the risks and uncertainties of mineral exploration.

For further information please contact:

John Parks, Secretary

GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, BC V3K 3P1

Phone: 604-649-0331      Fax: 604-960-9638

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

GETTY COPPER INC.

Trading Symbol TSX Venture: GTC

May 10, 2005

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

Getty Copper Inc. (the “Company”) is pleased to announce a non-brokered private placement of 1,335,000 units for gross proceeds of $200,250.  Each unit, sold at a price of $0.15, is comprised of one common share of the Company and one common share purchase warrant, entitling the holder to purchase one additional common share of the Company for a period of two years at a price of $0.20 in the first year and $0.25 in the second year. No finder’s fees or commissions were paid. Proceeds from the private placement will be used to fund the Company’s exploration programs, to pay ongoing expenses and for general working capital.  All securities issued pursuant to this private placement will be subject to a four-month hold period.

ON BEHALF OF THE BOARD OF DIRECTORS

John M. Parks, Director and Corporate Secretary

For further information please contact:
John M. Parks
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-649-0331          Fax:  604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release

GETTY COPPER INC.

Trading Symbol TSX Venture: GTC

May 13, 2005

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

Getty Copper Inc. (the “Company”) is pleased to announce the closing of a non-brokered private placement of 1,335,000 units for gross proceeds of $200,250.  Each unit, sold at a price of $0.15, is comprised of one common share of the Company and one common share purchase warrant, entitling the holder to purchase one additional common share of the Company for a period of two years at a price of $0.20 in the first year and $0.25 in the second year. No finder’s fees or commissions were paid. Proceeds from the private placement will be used to fund the Company’s exploration programs, to pay ongoing expenses and for general working capital.  All securities issued pursuant to this private placement will be subject to a four-month hold period until August 12, 2005.

Certain directors of the Company participated in the private placement.  Due to that relationship, the private placement is considered to be a “related party transaction” as defined under Ontario Securities Commission Rule 61-501 (the “Rule”).  However, the transaction is exempt from the formal valuation and minority approval requirements of the Rule on the basis that the fair market value of the transaction is less than $2,500,000.

Mr. John Lepinski, who is a director and since 1992, a control person of the Company, acquired 350,000 of the units through a holding company Freeway Properties Inc. and a further 200,000 of the units through a holding company, John B. Pub Ltd. The Company has been advised by Mr. Lepinski that he has, as of May 12, 2005, through a holding company John B Pub Ltd., acquired 927,000 shares of the Company through the facilities of the TSX Venture Exchange at $0.11 per share. Mr. Lepinski also holds stock options entitling him to purchase 350,000 common shares of the Company (exercisable at $0.61 per share until November 14, 2008) and warrants entitling the holder to purchase an additional 500,000 common shares of the Company until December 7, 2006, at a price of $0.30 per share until December 7, 2005 and $0.35 from December 8, 2005 until December 7, 2006.  If Mr. Lepinski were to exercise all of his options and the warrants forming part of the units that he acquired pursuant to this and last December’s private placement, the total shareholdings over which he has direct or indirect beneficial ownership or control would equal 11,268,196 common shares or approximately 31.76% of the Company’s then outstanding share capital.

Mr. Lepinski acquired the foregoing shares for investment purposes and he may increase his ownership position in the future.

ON BEHALF OF THE BOARD OF DIRECTORS

John M. Parks, Director and Corporate Secretary

John Lepinski, Managing Director

For further information please contact:
John M. Parks
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-649-0331          Fax:  604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

GETTY COPPER INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2004 and 2003

(stated in Canadian dollars)

Contact:   1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Tel:  604-931-3231

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

AUDITORS' REPORT

To the Shareholders of Getty Copper Inc.

We have audited the consolidated balance sheet of Getty Copper Inc. as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with Canadian generally accepted accounting principles.

The financial statements as at and for the years ended December 31, 2003 and 2002 were audited by other auditors who expressed opinions without reservation on those financial statements in their reports to the shareholders dated February 12, 2004 and February 27, 2003, respectively.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 27, 2005

GETTY COPPER INC.

BALANCE SHEETS

(stated in Canadian dollars)

	As at December 31, .
ASSETS	2004	2003
Current
Cash and short-term investments	$1,529,401	$2,083,922
Goods and services tax recoverable	25,933	6,289
Prepaid expenses	12,698	5,698

	1,568,032	2,095,909

Mineral rights (note 3)	2,660,434	1,680,471

Property, building and equipment (note 4)	173,669	186,575

	$4,402,135	$3,962,955
LIABILITIES
Current
Accounts payable	$613,384	$457,572
Loan payable	--	66,621
Current portion of mortgage payable	1,976	1,836

	615,360	526,029

Mortgage payable (note 5)	95,048	97,024

	710,408	623,053
SHAREHOLDERS’ EQUITY

Share capital (note 7)	16,587,659	15,662,319

Contributed surplus (note 7)	855,035	781,966

Deficit	(13,750,967)	(13,104,383)
Commitments and Contingencies (Note 8)
Subsequent Events (Note 11)	3,691,727	3,339,902

	$4,402,135	$3,962,955

Approved by the Directors

“Donald R. Willoughby”______________,  Director, CFO

“John Parks”_______________________,  Corporate Secretary

See accompanying notes to the financial statements.

GETTY COPPER INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(stated in Canadian dollars)

	Years Ended December 31,

	2004	2003	2002
Revenue
Rent	$2,243	$2,242	$667
Expenses
Amortization	4,496	4,941	6,074
Bank charges & interest	206,594	17,937	21,134
Filing fees	25,299	21,674	15,213
Insurance	1,675	1,577	2,496
Management fees	30,000	30,000	30,000
Marketing & promotion	14,906	10,500	12,857
Office & miscellaneous	15,790	13,622	21,241
Professional fees	388,187	87,174	46,588
Property taxes	4,151	4,251	4,376
Rent	29,344	36,424	13,574
Stock option compensation	73,069	14,000	--
Telephone	8,528	7,805	8,816
Transfer fees	9,783	10,870	10,396
Travel	9,952	3,678	3,037
Wages & benefits	28,677	47,145	40,039

Interest	(28,144)	(1,080)	(309)
Development fees (Note 8)	157,680)	-)	-)
Future income tax recovery (Note 2 (g))	(331,160)	(1,111)	(24,204)
Provision for impairment of exploration costs related to mineral rights		(96,066)	40,275
	648,427	405,473	251,603

Net loss for the year	(646,584)	(403,231)	(250,936)

Deficit, beginning of year	(13,104,383)	(12,701,152)	(12,450,216)

Deficit, end of year	$(13,750,967)	$ (13,104,383)	$ (12,701,152)

Loss per share	$(0.02)	$ (0.02)	$ (0.02)
Weighted-average number of common shares outstanding	28,042,796	23,284,342	14,939,390

See accompanying notes to the financial statements.

GETTY COPPER INC.

STATEMENTS OF CASH FLOWS

(stated in Canadian dollars)

	Years Ended December 31,
	2004	2003	2002
Cash flows used in operating activities
Net loss for the year	$(646,584)	$ (403,231)	$(250,936)
Add: Items not involving cash
Amortization – administration	4,496	4,941	6,074
Provision for impairment of
exploration costs related
to mineral rights	--	94,955	16,071
Future income tax recovery	(331,160)	--	--
Stock option compensation expense	73,069	14,000	--

	(900,179)	(289,335)	(228,791)
Net change in non-cash working
capital balances
Decrease (increase) in goods and services
tax recoverable	(19,644)	21,589	(21,517)
Decrease (increase) in prepaid expenses	(7,000)	1,903	(6,105)
Increase in accounts payable	155,812	80,536	19,884

	(771,011)	(185,307)	(236,529)
Cash flows from financing activities
Loan from Freeway Rights Inc.	(66,621)	--	(47,600)
Mortgage principal repayments	(1,836)	(1,705)	(273)
Subscriptions received, net of issue costs
Private Placements	1,093,500	1,877,525	414,584
Warrants Exercised	163,000	365,000	--

	1,188,043	2,240,820	366,711
Cash flows used in investing activities
Acquisition of equipment	(5)	(1,900)	(2,245)
Exploration costs	(971,548)	(85,246)	(4,855)
Mineral rights	--	(8,963)	--

	(971,553)	(96,109)	(7,100)

Increase (decrease) in cash during the year	(554,521)	1,959,404	123,082

Cash and short-term investments,
Beginning of the year	2,083,922	124,518	1,436

Cash and short-term investments,
End of the year	$ 1,529,401	$ 2,083,922	$ 124,518

Supplemental disclosure:

	2004	2003	2002
Cash used in operating activities includes:
Interest paid	$ 150,474	$ 8,586	8,871
Interest received	$ 28,144	$ 1,080	309

See accompanying notes to the financial statements.

GETTY COPPER INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

(stated in Canadian dollars)

1.

General information and continuing operations

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable.  In addition, the Company is dependent upon external sources of financing in order to fund the exploration of its mineral rights.  The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

As of December 31, 2004, approximately $930,000 has been incurred on qualifying expenditures in respect to the proceeds of a December 2003 flow-through share issuance of $2,015,000.  The Company will incur estimated penalties of $180,000 associated with this deficiency, an amount which has been fully accrued in these financial statements.

Effective March 7, 2003 the Company changed its name from Getty Copper Corp. to Getty Copper Inc.

2.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern. The differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP) are disclosed in note 10. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Mineral rights

Costs of acquisition and exploration expenditures are allocated to specific groups of mineral rights as work is performed on or for the benefit of those rights and are capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold, or abandoned.  If there is an indication of impairment the mineral rights are written-down to the estimated net recoverable amount.  The Company does not accrue the estimated future cost of maintaining, in good standing, its mineral rights.

Capitalized costs are amortized over the useful life of the rights upon commencement of commercial production, or written-off if the rights are sold or abandoned.

b)

Administrative costs

Administrative costs are expensed as incurred.

c)

Property, building and equipment

Property, building and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment

30%

Building

4%

Computer equipment

45%

Computer software

100%

Office equipment

20%

Portable buildings

30%

d)

Stock option plan

The Company records compensation expense when stock or stock options are issued to employees in accordance with any vesting terms.

e)

Future income taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

f)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are incurred.

g)

Flow-through financing

Under the Canadian Income Tax Act a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital.  Previously unrecognized tax assets may then offset or eliminate the liability recorded.

h)  Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

i)

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outsanding during each fiscal year.  Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss.  For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

j)

Financial instruments

The Company's financial instruments consist of cash and short-term investments, accounts payable, and mortgage payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

3.

Mineral rights

The Getty mineral rights are contiguous and are located within the Highland Valley, British Columbia mining district covering an area of approximately 200 square kilometres.

	Dec. 31, 2004	Dec. 31, 2003

Getty Northwest mineral rights, acquisition costs	$33,210	$33,210
Exploration and development costs	6,759	--
	39,969	33,210

Getty Central mineral rights, acquisition costs	111,846	111,846
Exploration and development costs	50	--
	111,896	111,846

Getty North mineral rights, acquisition costs	352,398	352,398
Exploration and development costs	968,680	--
	1,321,078	352,398

Getty South mineral rights, 50% interest, acquisition costs	1,069,134	1,069,134
Exploration and development costs	3,651	--
	1,072,785	1,069,134

Getty Southwest mineral rights, acquisition costs	113,883	113,883
Exploration and development costs	823	--
	114,706	113,883

	$2,660,434	$1,680,471

Historical and current exploration costs are comprised of:

	Dec. 31, 2004	Dec. 31, 2003

Assay	$540,235	$475,832
Drilling	4,594,299	4,207,932
Environmental	254,454	254,454
Feasibility study	166,709	166,709
Geology	2,766,245	2,426,207
Metallurgy	317,610	228,085
Other	1,855,254	1,755,624
Provision for impairment of deferred costs	(9,514,843)	(9,514,843)

	$979,963	$---

Property, building and equipment amortization included in exploration costs during the period amounted to $8,415 (2003 - $9,709).

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak under certain terms which were not met.  On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000, the Company agreeing to pay 100% of the costs to place the Getty South mineral rights into production, and a 1-1/2% net smelter royalty in favour of Robak.  This acquisition agreement is now the subject of a disclosure statement by the Company.

In December 2004 Highland Valley Copper terminated its participation in a joint venture signed December 19, 2003.

The Company is pursuing approaches to further develop its mineral rights.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights.  However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910.  With the flow though financing obtained in December 2003, funds are available to proceed with the exploration work on the Getty North rights.  Such costs will be deferred from January 2004 until such time as the Company determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

In December 2003, the Company entered into an agreement in principle with Genco Resources Ltd. to purchase from Genco, subject to a Net Smelter Returns Royalty, nine crown granted mineral rights, known as the “Transvaal Rights” located in the Kamloops Mining District of British Columbia.  The purchase price of $275,000 CDN was to be payable in common shares of the Company with a value of $0.60 CDN per share, based on an independent fairness opinion (unissued).  This transaction is awaiting TSX Venture Exchange approval.

The Getty mineral rights are subject to a 1-1/2% net smelter return royalty in favour of Robak Industries Ltd. ("Robak"), which is controlled by a director of the Company.

4.

Property, building and equipment

	December 31, 2004
		Accumulated
	Cost .	Amortization	Net .

Automotive equipment	$29,318	$27,745	$1,573
Computer equipment	95,859	90,355	5,504
Computer software	74,359	74,359	--
Office equipment	72,062	59,280	12,782
Portable buildings	12,112	11,697	415
Building	178,124	47,051	131,073
Land	22,322	--	22,322

	$484,156	$310,487	$173,669

	December 31, 2003
		Accumulated
	Cost .	Amortization	Net .

Automotive equipment	$39,602	$ 37,046	$ 2,556
Computer equipment	94,854	86,263	8,591
Computer software	74,359	74,359	--
Office equipment	72,062	56,084	15,978
Portable buildings	12,112	11,519	593
Building	178,124	41,589	136,535
Land	22,322	--	22,322

	$493,435	$306,860	$186,575

See note 5.

5.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.

Principal repayments required are as follows:

Dec. 31, 2004
2005	$1,976
2006	2,127
2007	92,921

$97,024

6.

Income taxes

Significant components of the Company's future income tax assets are as follows:

	Dec. 31, 2004	Dec. 31, 2003

Tax value of mineral rights in excess of book value	$1,760,000	$1,738,000
Tax value of capital assets in excess of book value	122,000	109,000

	1,882,000	1,847,000
Valuation allowance	(1,882,000)	(1,847,000)

	---	---

Net operating loss carryforwards	812,000	803,000
Valuation allowance	(812,000)	(803,000)

	___________	_______

Net future income tax assets	$	$ ___

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

A reconciliation between the Company's statutory and effective tax rates is as follows:

	2004	2003

Statutory rate	37%	37%
Tax rate change	(2)	(2)
Unrecognized benefit of current year's losses	(35)	(35)

Effective rate of tax recovery	---	---

At December 31, 2004, the Company has approximately $2,281,000 of loss carryforwards which may be available to reduce taxable income in future years.  These losses expire as follows:

2005	$397,000
2006	236,000
2007	195,000
2008	188,000
2009	228,000
2010	295,000
2011	742,000
$2,281,000

7.

Share capital

	Shares .	Amount .
a) Authorized
Unlimited number of common shares

b) Issued
Balance at December 31, 2002	33,487,313	$ 12,219,794

Share consolidation on a 2 for 1 basis	(16,743,656)	--
Shares issued for cash	4,850,000	2,380,000
Shares issued for mineral rights (note 3)	6,000,000	1,200,000
Share issue costs	--	(137,475)
Balance, December 31, 2003	27,593,657	$ 15,662,319

Shares issued for cash	4,400,000	1,100,000
Warrants exercised 750,000 @ $0.22	750,000	165,000
Share issue costs	--	(339,660)
Balance, December 31, 2004	32,743,657	$16,587,659

•

On December 7, 2004, the company completed a private placement for gross proceeds of $1,100,000.  Each unit consisted of one share valued at $0.25 and a full warrant to purchase a further share of common stock for a period of two years at a price of $0.30 in the first year and $0.35 in the second year.  All securities issued pursuant to this private placement are subject to a four-month hold period until April 8, 2005.

•

Contributed Surplus in the amount of $73,068 (2003-$14,000) was recorded during 2004 as a result of the Company recognizing stock option compensation expense.

•

During 2004 the Company recorded $331,160 in share issue costs as the tax benefit given up due to the recognition of previously unrecorded tax assets to offset the future tax liability recorded on the issuance of flow-through shares.

•

Effective March 7, 2003, the issued and outstanding common shares of the Company were consolidated on the basis of into one common share for each two common shares then outstanding.

•

On December 31, 2003, the Company closed a private placement of 3,100,000 flow-through units at a price of $0.65 per unit.  Each unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant is exercisable to purchase an additional flow-through share at a price of $0.75 per share until December 30, 2005.  In connection with this private placement, the Company issued 155,000 agent’s share purchase warrants exercisable at a price of $0.75 for a two year period.

•

187,500 post-consolidation shares held in escrow were released during 2003.

Warrants outstanding at December 31, 2004:

Number of Warrants	Exercise Price	Expiry Date
1,550,000	0.75	December 30, 2005
155,000	0.75	December 30, 2005
4,400,000	0.25	December 7, 2006
6,105,000

c)

Stock options

Stock option activity for the year ended December 31, 2004:

	Number of Option	Weighted-Average Exercise Price	Expiry Date Range
Options outstanding at December 31, 2003	1,950,000	0.61	November 14, 2008
Granted	600,000	0.60	March 1, 2006 to November 14, 2008
Cancelled	(500,000)	0.64	March 1, 2006
Options outstanding at December 31, 2004	2,050,000	0.59	November 14, 2008

During 2003, the Company granted 1,950,000 common share incentive options to directors and  employees exercisable at $0.61 per share to November 14, 2008.  The options vest over the 18 month period following the date of grant.  Based upon the Black-Scholes option valuation model, a risk-free market rate of 3% and a volatility of 7%, the estimated compensation cost related to the options ranted is approximately $100,000 of which $73,068 (2003 – Nil) was recognized during 2004.  (See note 10)

On March 1, 2004 the Company granted 500,000 options exercisable at $0.66 per share until March 1, 2006 to Endeavor Financial Ltd. which had been hired to provide financial advisory services. In September 2004, Endeavour cancelled its agreement with the Company and relinquished its options.

During 2004 the Company issued to its corporate secretary 100,000 share purchase options exercisable at $0.30, prior to November 14, 2008.

Refer to note 11.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option.  Changes in these assumptions an materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

8.

Commitments and contingencies

•

The Company is committed to make aggregate monthly payments of $3,000 to related parties for management fees and rent.

•

In August, 2004, advances totalling $157,680 were forwarded to a subcontractor without board approval.  Current management has been unsuccessful in their attempts to recover said funds, and the amount has been expensed currently as development costs.

•

On January 10, 2005 a former director filed a Third Party action against the Company claiming an indemnity in respect of all costs, charges and expenses reasonably incurred by him in defence of a lawsuit brought November 24, 2004 against him by Robak and another director. The Company filed a Defence to the claim insisting that the director is not entitled to indemnification, asserting that the director did not act with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties he owed to the Company as a director.

9.

Related party transactions

In addition to the transactions described elsewhere in the financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002

Exploration costs incurred	$ 52,763	$ 9,225	$ 4,256
Accounts payable	$ 36,088	$ 199,527	$ 201,523
Loan from Freeway Properties Inc.	$ Nil	$ 66,621	$ 66,621
Expenses
Interest	$ 8,591	$ 9,031	$ 10,990
Management fees	$ 30,000	$ 30,000	$ 30,000
Professional fees	$ 75,851	$ 16,766	$ 12,654
Rent	$ 6,000	$ 6,000	$ 6,000

These transactions are in the normal course of operations and are measured at fair value as determined by management.

10.  United States accounting principles

The financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ from those principles that the company would have followed had its financial statements been prepared in accordance with GAAP in the United States. Differences which materially affect the financial statements are in respect to:

a)

Mineral Rights

Under Canadian GAAP costs of acquisitions and exploration and development expenditures are permitted to be capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold or abandoned.  If there is an indication of impairment the mineral rights are written-down to their estimated recoverable amounts.  Under US GAAP all exploration and development costs incurred prior to the determination of economic feasibility are expensed currently.

b)

Escrowed Shares

Under US GAAP compensation expense is recognized when the shares are released from escrow to the extent that their fair market value exceeds their issuance price. Under Canadian GAAP no transaction is recorded when shares are released from escrow.

Statements of Operations and Deficit

Year Ended December 31

	2004	2003	2002
Net loss under Canadian GAAP	$(646,584)	$ (403,231)	$(250,936)
Effect of exploration costs	(979,963)	(1,208,963)	─
Effect of recognizing costs arising on the release of shares from escrow	─	(73,125)	─
Net loss under US GAAP	(1,626,547)	(1,685,319)	(250,936)
Deficit, beginning of year under US GAAP	(18,549,786)	(16,864,467)	(16,613,531)
Deficit, end of year under US GAAP	$(20,176,333)	$ (18,549,786)	$ (16,864,467)
Loss per share under US GAAP	$0.058	$0.072	$0.017

10.   United States accounting principles - continued

Balance Sheets

December 31, 2004	Canadian GAAP	US Adjustments	US GAAP
Current assets	$ 1,568,032	$ ─	$ 1,568,032
Mineral rights	2,660,434	(2,660,434)	─
Property, building and equipment	173,669		173,669
	$ 4,402,135	$ (2,660,434)	$ 1,741,701
Current liabilities	$ 615,360	$ ─	$ 615,360
Other liabilities	95,048	─	95,048
Share capital	16,587,659	1,774,000	18,361,659
Contributed surplus	855,035	1,990,932	2,845,967
Deficit	(13,750,967)	(6,425,366)	(20,176,333)
	$ 4,402,135	$ (2,660,434)	$ 1,741,701

December 31, 2003	Canadian GAAP	US Adjustments	US GAAP
Current assets	$ 2,095,909	$ ─	$ 2,095,909
Mineral rights	1,680,471	(1,680,471)	─
Property, building and equipment	186,575	─	186,575
	$ 3,962,955	$ (1,680,471)	$ 2,282,484
Current liabilities	$ 526,029	─	$ 526,029
Other liabilities	97,024	─	97,024
Share capital	15,662,319	1,774,000	17,436,319
Contributed surplus	781,966	1,990,932	2,772,898
Deficit	(13,104,383)	(5,445,403)	(18,549,786)
	$ 3,962,955	$ (1,680,471)	$ 2,282,484

Statements of Cash Flows

Years Ended December 31

	2004	2003	2002
Canadian GAAP – Cash used in operating activities	$ (771,011)	$ (185,307)	$ (236,529)
Effect of exploration costs	(971,548)	(94,209)	11,216
US GAAP – Cash used in operating activities	(1,742,559)	(279,516)	(225,313)
Canadian GAAP – Cash used in investing activities	(971,553)	(96,109)	(7,100)
Effect of exploration costs	971,548	94,209	(11,216)
US GAAP – Cash used in investing activities	$ (5)	$ (1,900)	$ (18,316)

11.  Subsequent Events

In addition to items disclosed elsewhere in these notes, the following has occurred during the period subsequent to December 31, 2004:

•

The Company may be faced with significant legal fees in the future as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement.

•

On February 24, 2005, 1,100,000 incentive stock options were cancelled.

•

On April 15, 2005, 1,900,000 stock options were granted.

•

The Company reset the exercise price and reduced the term of 850,000 outstanding incentive share options at $0.15 for the period April 15, 2005 to April 14, 2006; $0.20 for the period April 15, 2006 to April 14, 2007 and $0.25 for the period April 15, 2007 to April 14, 2008, subject to regulatory and disinterested shareholder approval.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

DECEMBER 31, 2004

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, the Company has been conducting exploration for copper on its approximately 200 km2, Highland Valley, B.C. mineral property, which adjoins the large porphyry copper mining and milling operation of Highland Valley. The Company continues to seek additional properties worthy of exploration and development.  From 1995 to 1998, the Company engaged in the exploration of the Highland Valley mineral property, including a pre-feasibility study by Bateman Engineering, whereby they concluded that “an economic mineable reserve exists in the Getty North Copper Deposit.”  Bateman recommended to the Company. both limited pre-feasibility work and a full feasibility study.

"The Getty North deposit has pre NI 43-101 resource estimates (KHA Resource Modeling Inc. (1997)) of 6.67 million tonnes drill indicated at a 0.1% Cu cutoff grading  0.522% oxide copper and 27.56 million tonnes grading  0.41% sulphide copper.  Drill inferred resources are at a 0.1% copper cutoff , 3.27 million tonnes grading 0.149% oxide copper and 30.65 million tonnes grading 0.223% sulphide copper.   W.J. McMillan (2003) referring  Bateman, 1998 stated “...the resource modeling performed by KHA  is reasonable and was conducted in a manner generally accepted by the industry.”"

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003.

On December 31, 2003, the Company closed a private placement of 3,100,000 Flow-Through Units at a price of $0.65 per FT Unit.  Each Flow-Through Unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 until December 30, 2005.

On December 7, 2004, the company completed a private placement for gross proceeds of $1,100,000.  Each unit consisted of 1 share valued at $0.25 and a full warrant to purchase a further share of common stock for a period of 2 years at a price of $0.30 in the first year and $0.35 in the second year.  All securities issued pursuant to this private placement are subject to a four-month hold period until April 8, 2005.

The price of copper has significantly improved in 2004 as a result of increasing consumption and decreasing copper inventory.  Recent widely read business journals predict that metal prices in 2005 should continue at current levels due to simple supply and demand dynamics.

Ongoing reviews of previous geological, geophysical and geochemical programs are being conducted to determine future work programs.

Increased exploration activity and legal costs will result in higher general and administrative expenses during 2005 and will increase the loss to be reported for that fiscal period.

Results of Operations

At the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.

The Company’s working capital decreased to $952,672 for the year ending December 31, 2004 from $1,569,880 at December 31, 2003, the decrease of $617,208 in working capital can be attributed directly to expenditures paid during the year.  The Company has no source of income other than interest earned on  funds held in a term deposits and rent received for a portion of the Logan Lake office.  General and administrative expenditures for the year ended December 31, 2004 increased to $648,427 compared to $405,473 December 31, 2003.  The increase is largely due to accruing an interest  and penalty of $179,763 for non-expenditure of flow through funds, recognizing stock option compensation of $73,068 (2003-$14,000) and professional fees $388,187 (2003-87,174) which includes $151,268 for legal expenses incurred by Blakes Cassels, a law firm engaged to review the Company’s December 2002 property purchase agreement as well as $36,375 for legal fees to Lang Michener, the Company’s previous corporate solicitor, and $51,900 to John M Parks, Barrister & Solicitor, a related party who has been advising the Company legally on its issues related to the Getty South acquisition and various contracts which were signed by Dr. Vic Preto, the previous interim president and Robert Gardner, treasurer, but not approved by the Company’s board of directors. The Blakes Cassels and Gray account was incurred by former directors of the Company.  The Company has instructed the law firm of Stikeman, Elliott, to tax the Blake’s account and to further review the appropriateness of Blake’s actions.  The professional fees $388,187 (2003- $87,174) is comprised of $304,615 (2003- $35,164) legal fees, $42,080 (2003- $29,510) accounting and accrued audit fees and $41,492 (2003- $22,500) consulting fees.  The increase in consulting fees is attributed to charges from Ross Glanville & Associates Ltd. for $15,642 for consulting to the Corporate Governance Committee in connection with the Getty South Property.   During the year ending December 31, 2004 wages have decreased to $28,677 from $47,145 for 2003, with employment of the office manager/accountant on a part-time basis. The other administration expenses, ie office, telephone, transfer fees, etc are comparable to the previous year-end.   The Company granted stock options in November 2003 and the compensation expense has been calculated at $73,068.  Also during the year $331,160 was recorded to reflect the tax benefit given up due to the flow through financing.  The income statement reflects this recovery and the benefit is charged to cost of shares issued.

During the year, a computer was purchased for $1005.13 and the Company sold a 1981 Suburban truck, which was used in exploration works for $1000.00.

The Assets increased between 2003 and 2002 by $3,132,125

Cash and equivalents increased between 2003 and 2002 as a result of a private placement and exercising of warrants.  Mineral properties increased due to deferring expenditures related to exploration.

The loss from operations for 2003 increased by $152,295 over the loss reported in 2002.

General and administrative expenditures for the year ended December 31, 2003 increased to $405,473 compared to $250,936 December 31, 2002. Filing fees increased to $21,674 for the year ended December 31, 2003 from $15,213 at December 31, 2002 due to the increase in Edgar filing for U.S. disclosure. Professional fees have increased during the year ended December 31, 2003 to $87,174 from $46,588 (2002) due to legal and accounting costs associated with the completion of the 2 for 1 share consolidation, extension of warrants and consulting fees associated with public relations.  Rent is $22,853 higher than the year ended December 31, 2002 due to the additional rent associated with the Vancouver office.  The other administration expenses, ie office, telephone, transfer fees, etc are comparable to the previous year end.   The company granted stock options in November 2003 and the compensation expense has been calculated at $14,000.

Selected Annual Information

December 31, 2004

December 31, 2003

December 31, 2002

Loss for the year:

($646,584)

($403,231)

($250,936)

Loss per share:

($0.02)

($0.02)

($0.02)

Total Assets:

$4,402,135

$3,962,955

$830,830

Summary of Quarterly Results

	Dec. 31 2004	Sept. 30 2004	June 30, 2004	Mar 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	March 31, 2003
Revenue	$2,243	$25,648	$ 18,336	$ 8,552	$ 3,322	$ 2,640	$ 2,046	$ 1,010
Loss before Extraordinary items	$646,584	$260,713	$359,605	$ 82,399	$308,276	$207,849	$155,253	$72,831
Net loss	$646,584	$260,713	$359,605	$ 82,399	$403,231	$271,63	$211,024	$76,872
Loss per share	$0.0197	$0.0092	$0.0130	$0.0030	$0.0146	$0.0114	$0.0093	$0.0034
Loss per share diluted	$0.0158	$0.0080	$0.0111	$0.0026	$0.0126	$0.0108	$0.0084	$0.0030

Total Commitments

less than a year

1-3 years

Rent

$ 6,000

$  6,000

Management Fees

$30,000

$30,000

Liquidity of Capital Resources

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the Company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

During 2003, the Company granted 1,950,000 common share options to directors and employees exercisable at $0.61 per share to November 14, 2008.  The options vest over the 18-month period following the date of grant.  Based upon the Black-Scholes option valuation model, and a risk-free market rate of 3% and volatility of 7%, the estimated compensation cost related to the options granted is approximately $100,000 of which $73,068 (2003-Nil) was recognized during the period.

The Company issued 100,000 employee stock incentive options at $0.30, expiring November14, 2008  to the Corporate Secretary for the Company.

As of February 24, 2005, a total of 1,100,000 stock incentive options were cancelled.

As of April 15, 2005, 2,850,000 incentive options were granted and 439,231 common shares remain reserved for issuance under the Company's share option plan.  As of the date of this report no options have been exercised.

Financing Activities

On December 31, 2003, the Company closed a private placement of 3,100,000 Flow-Through Units at a price of $0.65 per FT Unit.  Each Flow-Through Unit comprises one flow-through common share and one-half of one share purchase warrant.  Each whole warrant (two half-warrants) is exercisable to purchase an additional flow-through share at a price of $0.75 until December 30, 2005.

During the year ended December 31, 2004, 750,000 warrants were exercised at $0.22, resulting in 750,000 common shares issued for $165,000.  These warrants from the 2002 private placement were due to expire on September 24, 2004.  No further warrants remain outstanding at $0.22.

On May 6, 2004 the Company announced a private placement for gross proceeds of up to $300,000. Each unit will consist of one share valued at $0.65 and a full warrant to purchase a further share of common stock for a period of 2 years at $0.70 per share. The proceeds of the private placement of units were to be used for working capital.  This private placement of units is subject to the TSX Venture Exchange approval. The TSX Venture Exchange approved this private placement July 21, 2004, however on September 9, 2004, the former interim president cancelled this private placement, without board approval.

There will be a further requirement for working capital funds and there is no assurance that funds can be readily obtained.  However, the Company believes such funding is obtainable through private placements and share for debt settlements.

On December 7, 2004, the company completed a private placement for gross proceeds of $1,100,000.  Each unit consisted of 1 share valued at $0.25 and a full warrant to purchase a further share of common stock for a period of 2 years at a price of $0.30 in the first year and $0.35 in the second year.  All securities issued pursuant to this private placement are subject to a four-month hold period until April 8, 2005.

Outlook

The Company continues its efforts to further develop its mineral properties.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the year ending December 31, 2004 funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

During the year ended December 31, 2004, the Company performed its own investor relations including dissemination of press releases to the media, interested shareholders, investors and brokers.

The Company’s management remains committed to the development of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

During the year the Company paid back the balance of a loan of $66,621 plus the annual interest incurred at 8% from Freeway Properties Inc., a company controlled by John Lepinski, a director of the Company. Preto Geological Inc., a company controlled by Dr. Vittorio Preto, former interim president and director of the Company billed the Company $52,763 in fees for geological services.  Cinnamon Jang Willoughby & Company, a professional accounting firm to which director Don Willoughby, FCA is associated billed the Company $22,751 in accounting fees related to tax filings, quarterly report review and other professional accounting related matters. Jean Jacques Treyvaud, Ph.D.Econ, President and director of the company billed the company $1,200 for consulting fees.  John Parks, Solicitor, Corporate Secretary and director of the Company billed the Company $51,900 for legal fees relating to the Getty South transaction and is assisting the Company in its investigation of commitments entered into by Dr. Vittorio Preto P.Eng, the company’s former interim president and Robert Gardner QC., former treasurer, without board approval.

Outstanding share data

As of December 31, 2004, there were 32,743,657 common shares outstanding.  In addition, there were 2,050,000 outstanding incentive stock options (of which 1,100,000 were cancelled subsequent to the year ending December 31, 2004) with an exercise prices ranging from $ 0.30 to $0.66.  Share purchase warrants outstanding totalled 6,105,0000 exercisable at price from $0.30 to $0.75.

Additional Disclosure

On March 1, 2004, the Company granted 500,000 options exercisable at $0.66 per share until March 1, 2006 to Endeavour Financial Ltd. who had been hired to provide strategic direction and corporate advisory services.  During the period ending September 30, 2004, Endeavour Financial Ltd. cancelled it’s agreement with Getty and relinquished it 500,000 stock options.

In December 2004 Highland Valley Copper terminated its option agreement with the Company after spending $1.2 million  on exploration, line cutting (220 km), IP (>150 km) and diamond drilling 5,030.2 meters.  Diamond drilling on the Getty West (3 holes), Cinder Hill (6 holes), Glossie (1 hole) and North Valley (8 holes) IP and geological targets.  No new additions to resources were made.  A detailed review is underway.  Future exploration is planned by the Company.

The Company announced that no significant mineralization was encountered in the drilling program carried out by the Company during 2004 to test a possible extension of the Getty North Deposit. The completed program, costing $971,547, included a 3.0 km by 2.6 km, 57 line km grid located in the same structural corridor and immediately north of the Getty North Deposit. A total Field Magnetic and Induced Polarization geophysical survey was carried out and B-horizon soil geochemistry is being evaluated.

In 1996 the Company entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% net smelter royalty in favour of Robak.  The terms of the acquisition could not be met by November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the Company at a deemed value of $1,200,000, an agreement by the Company to carry 100% of the costs to place the Getty South mineral claims into production, and a  1-1/2% net smelter royalty in favour of Robak. The cost incurred by the Company in bringing the property into production are to be pre-paid from 80% of the net production revenue.  In 2004, the Company approached Robak with a view to acquire the other 50% of the Getty South claims. In the process of obtaining a valuation of the claims an issue arouse as to the nature and interpretation of the carried interest referred to in the 2002 agreement. Robak has advised the Company that it agrees with the interpretation assumed by the Company and has agreed to a clarifying amendment to the 2002 agreement.

The Transvaal mineral claims were conditionally acquired in 1996 through an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.), and are subject to a 1-1/2% net smelter royalty.  The Company had a commitment to spend no less than $525,000 on exploration and development during the seven years following the acquisition.  Once this condition was met, the Company and Genco Resources Inc. were to enter into a joint venture. The Genco agreement expired on December 31, 2003, without the Company meeting its commitments. The Company then entered into an agreement  to acquire 100% of the Transvaal claims from Genco for a purchase price of $275,000 to be paid by issuing the Company shares at a price of $0.60 per share (458,333 shares).  This transaction is awaiting TSX Venture Exchange approval.

On October 15, 2004, a shareholder, Robert Blankstein initiated a lawsuit in the BC Supreme Court naming the Company and a number of directors. On November 12, 2004, the day following the commencement of Examination for Discovery of Robert Blankstein, the lawsuit was discontinued by Blankstein.

On January 10, 2005 former director Robert Gardner, filed a Third Party action against the Company claiming indemnification from any costs and/or damages arising from a lawsuit brought November 24, 2004 against Gardner and others.  The Company filed a defence to the claim refuting Mr. Gardner’s claim for indemnification as the Company does not believe he is entitled to it under corporate law, asserting that Gardner did not act in good faith with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties he owed to the Company as a director.

On January 24, 2005 Vanguard Shareholder Solutions Inc. initiated a lawsuit against the Company claiming $23,041.27 for Investor Services allegedly performed between June 22 and September 30, 2004. After the Company advised counsel for Vanguard that the alleged services were never authorized by the Company nor by the TSX Venture Exchange, Vanguard discontinued the lawsuit on March 1, 2005.

Getty Copper Inc. Annual General Meeting to be held on June 27, 2005 Notice of Annual General Meeting and Information Circular May 16, 2005

Getty Copper Inc.
1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders of Getty Copper Inc. (the “Company”) will be held at the offices of Stikeman Elliott, Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia on June, 27, 2005 at 10:00 a.m. PDT for the following purposes:  At the meeting, the shareholders will receive and consider resolutions to:

1.

To receive the audited financial statements for the year ended December 31, 2004, together with the auditor’s report thereon;

2.

 To fix the number of directors for the ensuing year at seven;

3.

To elect the directors for the ensuing year;

4.

To appoint De Visser Gray, Chartered Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;

5.

To re-price the outstanding incentive share options

6.

To transact such other business as may properly be put before the meeting.

All shareholders are entitled to attend and vote at the meeting in person or by proxy.  The board of directors requests all shareholders who will not be attending the meeting in person to read, date and sign the accompanying proxy and deliver it to the place indicated on the proxy.  If a shareholder does not deliver a proxy to the place as per the instructions on the proxy by the close of business (Vancouver, British Columbia time) on June 22, 2005 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the meeting by proxy.  Only shareholders of record at the close of business on May, 12, 2005 will be entitled to vote at the meeting.

An information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 16th day of May, 2005.

ON BEHALF OF THE BOARD

John  M. Parks, Secretary

GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Telephone: 604-931-3231

Fax: 604-931-2814

INFORMATION CIRCULAR
(as at May 16, 2005 except as otherwise indicated)

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Getty Copper Inc. (the “Company”).  The form of proxy which accompanies this Circular (the “Proxy”) is for use at the annual meeting of the shareholders of the Company to be held on June, 27, 2005 (the “Meeting”), at the time and place set out in the accompanying notice of meeting (the “Notice of Meeting”).  The Company will bear the cost of this solicitation.  The solicitation will be made by mail, but may also be made by telephone.

APPOINTMENT AND REVOCATION OF PROXY

The person named in the Proxy is a director and officer of the Company.  A shareholder who wishes to appoint some other person to serve as their representative at the Meeting may do so by striking out the printed name and inserting the desired person's name in the blank space provided.  The completed Proxy should be delivered as per the instructions on the proxy by the close of business on June, 22, 2005 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting at which the Proxy is to be used).

The Proxy may be revoked by:

(a)

signing a proxy with a later date and delivering it at the time and place noted above;

(b)

signing and dating a written notice of revocation and delivering it at the time and to the place noted above; or

(c)

attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

Provisions Relating to Voting of Proxies

The shares represented by proxy in the enclosed form will be voted or withheld from voting by the designated holder in accordance with the direction of the shareholder appointing him.  If there is no direction by the shareholder, those shares will be voted for all proposals set out in the Proxy and for the election of directors and the appointment of the auditors as set out in this Circular.  The Proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting.  At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  A person is not a registered shareholder (a “Non-Registered Holder”) in respect of shares which are held either:  (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited), of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.  Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder and must be completed, but not signed, by the Non-Registered Holder and deposited with Computershare; or

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholder named in the form and insert the Non-Registered Holder’s name in the blank space provided.  Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

Financial Statements

The audited financial statements of the Company for the year ended December 31, 2004, together with the auditor’s report on those statements (the “Financial Statements”), will be presented to the shareholders at the Meeting.  The Financial Statements are being mailed with this Circular to the shareholders of record.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of the accompanying Notice of Meeting, the Company’s had 34,078,657 common shares issued and outstanding.  All common shares in the capital of the Company carry the right to one vote.

Shareholders registered as at May, 12, 2005 are entitled to attend and vote at the Meeting.  Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the Proxy to attend and vote, deliver their Proxies at the place and within the time set forth in the notes to the Proxy.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, the following persons beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding common shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
John Lepinski	9,868,196	28.95%
CDS&Co., Canada(1)	25,169,183	73.85%

(1)

The beneficial owners of common shares held by depositories are not known to the directors or executive officers of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Circular.  Management does not contemplate that any of the nominees will be unable to serve as a director.  The number of directors on the board of directors of the Company is currently set at 7.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

Name, province or state and country of residence and positions, current and former, if any, held in the Company	Principal occupation for last five years	Served as director since	Number of common shares beneficially owned, directly or indirectly, or controlled or directed at present(1)
Jean Jacques Treyvaud (2)(3) Ste Elisabeth, Quebec Canada President and Director	Consultant and Financier	September 18, 1996	50,000 shares 30,000 warrants
Donald R. Willoughby (3) Vancouver, British Columbia, Canada CFO and Director	Chartered Accountant, President, D.R. Willoughby Inc., a corporate partner of Cinnamon Jang Willoughby & Co., Chartered Accountants	June 30, 1992	270,000 shares
John M. Parks (2) (3) North Vancouver, British Columbia, Canada Secretary and Director	Lawyer	November 26, 2004	225,000 shares 100,000 warrants
John Lepinski (3)(4) Port Coquitlam, British Columbia, Canada Managing Director	Businessman	June 30, 1992	15,358,200 shares 2,970,000 warrants
Charles M. Mitchell Edmonton, Alberta, Canada Director	Lawyer, Corporate Counsel for Alpine Mortgage Corp.	November 26, 2004	Nil
Edward Leung(2) Vancouver, British Columbia, Canada Director	CGA, Controller for Quality Management Ltd.	January 26, 2005	Nil
David A Shaw West Vancouver, British Columbia, Canada Director	PhD., Consulting Geologist	April 30, 2005	Nil

Notes:

(1)

The information as to common shares beneficially owned or controlled has been provided by the directors themselves.

(2)

Member of the Company’s audit committee.

(3)

Member of the Company’s executive committee

(4)

Comprised of 9,868,196 shares and 1,050,000 warrants beneficially owned and 5,490,004 shares and 1,920,000 warrants beneficially owned by associates or affiliates, none of whom own 10% of the Company’s outstanding shares.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

Corporate Cease Trade Orders or Bankruptcies

No director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)

Except for an approximately 30 day trading halt in connection with resolving disclosure matters pertaining to a 2004 review of a 2002/2003 related party transaction described under the heading "Interest of management in Material Transactions", the Company has not been subject to any halt or cease trade orders"

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Information Circular, “Named Executive Officer” of the Company means:

(a)

the Company’s Chief Executive Officer;

(b)

the Company’s Chief Financial Officer;

(c)

each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and

(d)

 any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

As at December 31, 2004, the end of the most recently completed financial year of the Company, the Company had two Named Executive Officers, namely, John Lepinski, Managing Director and CEO and Donald R. Willoughby, the Chief Financial Officer

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)(1)	Shares or Units Subject to Resale Restrictions ($)	Long Term Incentive Plan Payouts ($)	All Other Compen-sation ($)
John Lepinski Managing Director & CEO	2004	Nil	Nil	Nil	350,000	Nil	Nil	Nil
Donald R Willoughby CFO	2004	Nil	Nil	Nil	200,000	Nil	Nil	Nil

Notes:

As no SARs have been granted, all references are to incentive stock options.

Long-Term Incentive Plan Awards

The Company has no Long-Term Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year. Long term incentive plan awards (“LTIP”) means “a plan providing compensation intended to motivate performance over a period greater than one financial year”.  LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Options and Stock Appreciation Rights (SARs)

The Company did not grant (a) stock options under the Stock Option Plan or otherwise or (b) SARs during the most recently completed financial to the Named Executive Officers.

The Company has not repriced downward any options or SARs during its most recently completed financial year.

No stock options or SARs were exercised during the Company’s most recently completed financial year by the Named Executive Officers.  The financial year-end value of unexercised options or SARs on an aggregated basis is as follows:

Aggregate option/SAR exercises during the most recently
completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at [year end]		Value of Unexercised in-the-Money Options/SARs at [year end](2)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
John Lepinski	Nil	N/A	350,000	Nil	Nil	Nil
Don Willoughby	Nil	N/A	200,000	Nil	Nil	Nil

Notes:

(1)

“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date referred to and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2)

“in-the-Money Options” means the excess of the market value of the Company’s shares on December 31, 2004 over the exercise price of the options.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no employment contracts with its Named Executive Officers except that Freeway Properties Inc., a company controlled by director John Lepinski, receives $2.500 per month pursuant to a management agreement

The Company has no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 (including periodic payments or instalments) to compensate such executive officer in the event of resignation, retirement or other termination of the Named Executive Officer’s employment with the Company or its subsidiaries, a change of control of the Company or its subsidiaries, or a change in responsibilities of the Named Executive Officer following a change in control.

Compensation of Directors

The Company has no arrangement pursuant which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange. During the most recently completed financial year, the Company did grant 100,000 stock options to director, John M. Parks exercisable at $0.30 per share until November 14, 2008.

EQUITY COMPENSATION PLAN INFORMATION

The Company has implemented a stock option plan dated December 9, 2002.  Under the Plan, the board of directors is authorized to grant incentive stock options to certain directors, senior officers, employees and consultants of the Company entitling them to purchase common shares.  The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, officers, consultants and employees, to reward those persons from time to time for their contributions toward the long-term goals of the Company, and to enable and encourage such directors, officers, consultants and employees to acquire common shares as long-term investments.  The stock option plan is administered by the Company’s Secretary at the direction of the board of directors.

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans and are outstanding as of the end of the Company’s most recently completed financial year:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the security holders	3,345,231	$0.61	2,395,231
Equity compensation plans not approved by the security holders	Nil	N/A	Nil
Total	3,345,231	$0.61	2,395,231

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the board of directors of the Company, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors and the re-pricing of outstanding stock options.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, except as follows.

In 2002 directors of the Company requested that Robak Industries Ltd. (“Robak”), a company controlled by director John Lepinski, agree to supersede an existing 1995 option granted by Robak which required the Company to spend $5M in order for it to earn a 50% interest in the Getty South. This request was made because the Company was about to lose its interest in Getty South due to an inability to fund the required expenditures. Accordingly an agreement was reached for Robak to sell a 50% interest in Getty South and some nearby claims owned by Robak for 6 million shares valued at $0.20 each. A valuation was obtained from Ross Glanville (“Glanville”) and publicly filed (at WWW.SEDAR.com February 13th, 2003) which put a $2.5M on 50% of Getty South and $500K on the other claims included in the deal. To resolve potential conflicts of interest that would be inherent in an on-going 50:50 joint venture, Robak agreed to transfer control of its 50% of Getty South to Getty on the basis that Getty would not request any contributions from Robak for exploration and development costs (that is Robak would be “carried”). The carried interest agreement provided that Getty was to recoup 100% of any carried costs (plus interest thereon) from 80% of production income from any commercial mining operations which developed on Getty South. The determination as to when or whether to make any expenditures or commence mining was solely that of Getty. Shareholders approved the transaction be an overwhelming majority in a December, 2002 general meeting (information filed at SEDAR, November 13, 2002).

In 2004, certain former directors, including certain of whom are close business associates of large shareholders who had attended the shareholders’ meeting and voted for the transaction, requested a legal review of the transaction because Glanville subsequently advised them that he believed that at the time he prepared his 2002 valuation he had not been provided with a 1997 geological report on the Getty South which report in Glanville’s view raised questions about the certainty of the inferred copper resource on Getty South and, as well, Glanville was unaware of the agreement as to the terms of the carried interest both of which factors caused him to be of the view that the value of the 50% portion purchased by the Company was actually significantly lower than estimated in his original report. The Company immediately consulted independent geologists and legal counsel who wrote the Board and regulatory authorities letters confirming that in their view Glanville was mistaken. The former directors also complained to regulatory and law enforcement agencies causing an on-going investigation into the transaction that has resulted in significant uncertainty for Robak, the Company and others. The outcome of this investigation is not resolved as of the date hereof.

The complaining directors resigned from the board upon Robak and Mr Lepinski commencing a legal action against them in connection with their actions. The Board subsequently formed an independent review committee that has retained additional legal and geological expertise with a view to further reviewing the matter and resolving a course of action for the Board that may involve a recommendation to confirm the 2002 transaction or to amend it. To date the Board has seen nothing, which would suggest the Getty South acquisition, should be rescinded altogether. Any recommendation will be subject to Robak’s agreement or its preparedness to legally dispute the recommendation and Robak has retained its own counsel in the matter. The Board believes the report of the independent committee will be received in the summer of 2005.

In December 2004, (information filed at SEDAR, December 7, 2004) director John Lepinski acquired 500,000 units of a private placement through his holding company, Freeway properties Inc. Each unit, sold at a price of $0.25, comprised of one common share of the Company and one common share purchase warrant, entitling the holder to purchase one additional common share of the Company for a period of two years at a price of $0.30 in the first year and $0.35 in the second year. No finder’s fees or commissions were paid. The securities were subject to a four-month hold period that expired April 8, 2005.

MANAGEMENT CONTRACTS

Except as noted above, no management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of the Company or its subsidiaries.

APPOINTMENT OF AUDITOR

Appointment of Auditor

The management of the Company intends to nominate De Visser Gray, Chartered Accountants, for re-appointment as auditor of the Company.  Forms of proxy given pursuant to the solicitation by the management of the Company will, on any poll, be voted as directed and, if there is no direction, for the re-appointment of De Visser Gray, Chartered Accountants, as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.  De Visser Gray, Chartered Accountants, was first appointed as auditor of the Company by the directors on February 28, 2005.  Davidson & Company, Chartered Accountants, are the former auditors of the Corporation and resigned as auditors of the Company of their own initiative effective December 10, 2004.

As required by Section 4.11 of National Instrument 51-102, attached as Schedule “A” to this Circular are copies of the following materials which were filed with securities regulatory authorities in connection with the change of auditor:

1.

Notice of Change of Auditor dated March 2, 2005;

2.

Letter from Davidson & Company, Chartered Accountants, dated March 2, 2005;

3.

Letters from De Visser Gray, Chartered Accountants, dated March 2, 2005; and

4.

Confirmation of the Company confirming that the board of directors of the Company has reviewed the Notice of Change of Auditor and the letters from Davidson & Company and De Visser Gray.

AUDIT COMMITTEE

The Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company.  The Company's current audit committee consists of Jean Jacques Treyvaud PhD.Econ., John M. Parks, B.Comm, LL.B. and Edward Leung CGA.

Audit Committee Charter

The text of the audit committee’s charter is attached as Appendix “1” to this Circular.

Independence

Multilateral Instrument 52-110 Audit Committees, (“MI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the issuer, which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

Jean Jacques Treyvaud PhD.Econ., and Edward Leung CGA, are independent as that term is defined.

Financial Literacy

MI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All of the directors of the Company are financially literate as that term is defined.

The Company, a venture issuer, is relying on the exemption provided by section 6.1 of MI 52-110 as it pertains to composition of the Audit Committee.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)

the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110; or

(b)

an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The audit committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve, in advance, provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company.

Audit Fees

The following table sets forth the fees paid by the Company to Collins Barrow, Chartered Accountants, for services rendered in the last two fiscal years:

	2004	2003

Audit fees	$13,000	$11,000
Audit-related fees(1)	Nil	Nil
Tax fees(2)	Nil	Nil
All other fees	Nil	Nil
Total	$13,000	$11,000

Notes:

(1)

Assistance with interim financial statements.

(2)

Preparation of the Company’s tax return.

PARTICULARS OF MATTERS TO BE ACTED UPON

Re-pricing of Previously Granted Stock Options

The Company proposes to re-price previously granted options to purchase an aggregate of 850,000 common shares (the “Options”).  The Options were granted on the dates and at the prices set forth in the table below:

Option Holder	Date Of Grant	Number of Shares	Exercise Price	Expiry Date
Jean-Jacques Treyvaud	November 14, 2003	100,000	$0.61	Nov. 14, 2008
Donald Willoughby	November 14 2003	200,000	$0.61	Nov. 14, 2008
John Lepinski	November 14, 2003	350,000	$0.61	Nov. 14, 2008
Patrick Raleigh	November 14, 2003	100,000	$0.61	Nov. 14, 2008
William Cummer	November 14, 2003	50,000	$0.61	Nov. 14, 2008
Marilyn Young	November 14, 2003	50,000	$0.61	Nov. 14, 2008
	Total	850,000

The Company proposes to reduce the exercise price of the Options such that they will be exercisable at $0.15 per share from April 15, 2005 to and including April 14, 2006 and at a price of $0.20 per share from April 15, 2006 to and including April 14, 2007 and at $0.25 per share from April 15, 2007 to and including April 14, 2008, representing an exercise price which is not less than the closing price of the Company’s shares on the TSX Venture Exchange on May 12, 2005 the record date for the Meeting.  The re-pricing of the Options is intended to align the exercise price of the Options with current market pricing of the Company’s common shares.  The expiry dates of the Options will be reduced from November 14, 2008 to April 14, 2008.

The TSX Venture Exchange approved the re-pricing May 9, 2005. However, in accordance with TSX Venture Exchange policies, the re-pricing of Options granted to officers and directors of the Company is subject to disinterested shareholder approval.  Accordingly, at the Meeting, shareholders will be asked to pass an ordinary resolution, with holders of the Options and their respective associates abstaining from voting, approving the re-pricing of the Options held by officers and directors of the Company.

“BE IT RESOLVED THAT the outstanding incentive share options granted November 14, 2003 be re-priced such that they will be exercisable at $0.15 per share from April 15, 2005 to and including April 14, 2006 and at a price of $0.20 per share from April 15, 2006 to and including April 14, 2007 and at $0.25 per share from April 15, 2007 to and including April 14, 2008.”

CORPORATE GOVERNANCE

In 2002, the TSX Venture Exchange adopted non-compulsory Guidelines for Improved Corporate Governance in Canada (the “TSX Guideline”) that requires certain Canadian incorporated listed companies to disclose their corporate governance practices with reference to the TSX Guidelines. Although the Company is not required to make the annual disclosure relating to corporate governance processes and practices under the policies of the TSX Venture Exchange, the Company’s board of directors believe that shareholders should be informed about the Company’s corporate governance process and practices so that they can make informed decisions and judgments about the Company’s management decisions. This disclosure is attached to this Information Circular as Appendix 2.

OTHER BUSINESS

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the person named in the Proxy intends to vote on any poll, in accordance with his or her best judgement, exercising discretionary authority with respect to amendments or variations of matters set forth in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  A copy of the Company’s most recent annual financial statements to December 31, 2004, along with Management’s Discussion and Analysis thereon, accompanies this Circular.  Additional financial information concerning the Company may be obtained by any security holder of the Company free of charge by contacting the Company at 604-931-3231.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

CERTIFICATE

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person. The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, the 16th day of May, 2005.

ON BEHALF OF THE BOARD

“Jean Jacques Treyvaud”

“Donald Willoughby,”

Jean Jacques Treyvaud

Donald Willoughby

President and Director

Chief Financial Officer and Director

Exhibit “A”

GETTY COPPER INC.

(the "Company")

NOTICE

NATIONAL INSTRUMENT 51-102

B.C. Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Davidson & Company resigned as Auditors of the Company effective February 28, 2005 and De Visser Gray, Chartered Accountants, have been appointed by the Directors of the Company as the new Auditors of the Company commencing February 28, 2005.

The proposal to appoint De Visser Gray, Chartered Accountants, as the new Auditors for the Company was approved by the Company's Audit Committee.

There have been no reservations in any of the Auditor's Reports on the Company's financial statements for the fiscal years ended December 31, 2002 and 2003, and there have been no reportable events.

The Reporting Package, consisting of a copy of this Notice and copies of the letters from the former Auditor and the successor Auditor indicating their agreement with the information contained in this Notice, has been reviewed by the Directors of the Company and the Audit Committee.

DATED at Vancouver, British Columbia, this 2nd day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

OF GETTY COPPER INC.

 “DONALD WILLOUGHBY”

_______________________________

CHIEF FINANCIAL OFFICER

CONFIRMATION

The Company confirms that at the board meeting dated April 15, 2005, the board of directors reviewed the notice of change of auditor and the letters of Davidson & Company and De Visser Gray.

DAVIDSON & COMPANY

1200 - 609 Granville Street

Vancouver, BC

V6K 3A9

March 2, 2005

B.C. Securities Commission

PO Box 10142, Pacific Centre

9th Floor - 701 West Georgia Street

Vancouver, BC V7Y 1L2

Alberta Securities Commission

20th Floor, 10025 Jasper Avenue

Edmonton, Alberta T5J 3Z5

Ontario Securities Commission

20 Queen Street West, Suite 1903

Toronto, Ontario

M5H 3S8

Dear Sirs/Mesdames:

Re: Getty Copper Inc.

We hereby submit our resignation as auditors of the Company effective  December 10, 2004.  We advise that no reportable events, as defined in National Instrument 51-102 of the Canadian Securities Administrators, have arisen from our engagement as auditors of the Company.  We further advise that we have reviewed the information contained in the Company's Notice of Change of Auditor dated March 2, 2005 and we do not disagree with the information contained in such notice.

Sincerely,

DAVIDSON & COMPANY

“DAVIDSON & COMPANY”

_______________________

Getty 12-31-04 Resign.frm

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

March 2, 2005

B.C Securities Commission

PO Box 10142, Pacific Centre

9th Floor - 701 West Georgia Street

Vancouver, BC V7Y 1L2

Attention:

Dear Sirs/Mesdames:

Re: Getty Copper Inc. (the "Company")

We have read the Change of Auditor Notice of the Company dated March 2, 2005 and are in agreement with the statements contained in such Notice.

Sincerely,

DE VISSER GRAY

"James D. Gray"

James D. Gray, C.A.

Partner

JG/bs

Getty03-02-05(BC)SecLtr.frm

Appendix 1

GETTY COPPER INC.

AUDIT COMMITTEE CHARTER

PURPOSE

The purpose of the Audit Committee is to assist the Board of Directors’ oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements.

STRUCTURE AND MEMBERSHIP

Number.  The Audit Committee shall consist of at least three members of the Board of Directors.

Independence.  Except as otherwise permitted by the applicable TSX Venture Exchange Policies (“the Exchange Policies”), each member of the Audit Committee shall be independent as defined by the Exchange Policies. A member of the committee is independent if he or she has no direct or indirect relationship with the Company that could, in the view of the Company’s board of directors, reasonably interfere with the exercise of his or her independent judgment.

Financial Literacy.  Each member of the Audit Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement, at the time of his or her appointment to the Audit Committee.  In addition, at least one member must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

Chair.  The Board of Directors shall elect the Chair of the Audit Committee.

Compensation.  The compensation of Audit Committee members shall be as determined by the Board of Directors. No member of the Audit Committee may receive, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries, other than fees paid in his or her capacity as a member of the Board of Directors or a committee of the Board.

Selection and Removal.  Members of the Audit Committee shall be appointed by the Board of Directors.    The Board of Directors may remove members of the Audit Committee from such committee, with or without cause.

AUTHORITY AND RESPONSIBILITIES

General The Audit Committee shall discharge its responsibilities, and shall assess the information provided by the Company’s management and the independent auditor, in accordance with its business judgment.  Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company.  The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s unaudited interim financial statements.  The authority and responsibilities set forth in this Charter do not reflect or create any duty or obligation of the Audit Committee to plan or conduct any audit, to determine or certify that the Company’s financial statements are complete, accurate, fairly presented, or in accordance with generally accepted accounting principles or applicable law, or to guarantee the independent auditor’s report.

OVERSIGHT OF INDEPENDENT AUDITORS

Selection.  The Audit Committee shall be solely and directly responsible for appointing, evaluating, retaining and, when necessary, terminating the engagement of the independent auditor. The Audit Committee may seek stockholder ratification of the independent auditor it appoints.

Independence.   The Audit Committee shall take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the independent auditor.  In connection with this responsibility, the Audit Committee shall obtain and review a formal written statement from the independent auditor describing all relationships between the auditor and the Company.  The Audit Committee shall meet privately at least once per year with the independent auditor and shall actively engage in dialogue with the auditor concerning any disclosed relationships or services that might impact the objectivity and independence of the auditor.

Compensation.  The Audit Committee shall have sole and direct responsibility for setting the compensation of the independent auditor.  The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of the independent auditor established by the Audit Committee.

Pre-approval of Services.  The Audit Committee shall pre-approve all audit services to be provided to the Company, whether provided by the principal auditor or other firms, and all other services (review, attest and non-audit) to be provided to the Company by the independent auditor; provided, however, that de minimis non-audit services may instead be approved in accordance with applicable Exchange Policies.

Oversight.  The independent auditor shall report directly to the Audit Committee, and the Audit Committee shall have sole and direct responsibility for overseeing the work of the independent auditor, including resolution of disagreements between Company management and the independent auditor regarding financial reporting.  In connection with its oversight role, the Audit Committee shall, from time to time as appropriate, receive and consider the reports required to be made by the independent auditor regarding:

•

critical accounting policies and practices;

•

alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with Company management, including ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

•

other material written communications between the independent auditor and Company management.

AUDITED FINANCIAL STATEMENTS

Review and Discussion.  The Audit Committee shall review and discuss with the Company’s management and independent auditor the Company’s audited financial statements, including the notes to the financial statements.

Recommendation to Board Regarding Financial Statements.  The Audit Committee shall consider whether it will recommend to the Board of Directors that the Company’s audited financial statements be included in the Company’s Annual Report on Form 20-F.

Audit Committee Report.  The Audit Committee shall prepare an annual committee report for inclusion where necessary in the proxy statement of the Company relating to its annual meeting of security holders.

CONTROLS AND PROCEDURES

Oversight.  The Audit Committee shall coordinate the Board of Directors’ oversight of the Company’s internal control over financial reporting, disclosure controls and procedures and code of conduct.  The Audit Committee may request to receive and review the reports of the CEO and CFO required by the Exchange Policies.

Procedures for Complaints.  The Audit Committee shall establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Related-Party Transactions.  The Audit Committee shall review all related party transactions on an ongoing basis, and the Audit Committee must approve all such transactions.

Additional Powers.  The Audit Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

PROCEDURES AND ADMINISTRATION

Meetings.  The Audit Committee shall meet as often as it deems necessary in order to perform its responsibilities. The Audit Committee may also act by unanimous written consent in lieu of a meeting. The Audit Committee shall periodically meet separately with: (i) the independent auditor; (ii) Company management and (iii) the Company’s internal auditors.  The Audit Committee shall keep such records of its meetings, as it shall deem appropriate.

Subcommittees.  The Audit Committee may form and delegate authority to one or more subcommittees (including a subcommittee consisting of a single member), as it deems appropriate from time to time under the circumstances.  Any decision of a subcommittee to pre-approve audit, review, attest or non-audit services shall be presented to the full Audit Committee at its next scheduled meeting.

Charter.  At least annually, the Audit Committee shall review and reassess the adequacy of this Charter and may recommend changes to the Board of Directors for approval.

Independent Advisors.  The Audit Committee is authorized, without further action by the Board of Directors, to engage such independent legal, accounting and other advisors as it deems necessary or appropriate to carry out its responsibilities; PROVIDED HOWEVER in the event that the committee foresees that the cost of such activity will exceed its annual budget, the committee will first obtain the approval of the Nominating and Governance Committee. Such independent advisors may be the regular advisors to the Company.  The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such advisors as established by the Audit Committee.

Investigations.  The Audit Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate, including the authority to request any officer, employee or advisor of the Company to meet with the Audit Committee or any advisors engaged by the Audit Committee.

Funding.  The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out it duties.

CONTINUOUS DISCLOSURE REQUIREMENTS

At this time, due to the Company’s size and limited financial resources, the Secretary of the Company is responsible for ensuring that the Company’s reporting requirements are met and in compliance with all regulatory requirements.

Appendix 2

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TSX Guidelines for Effective Corporate Governance

Getty Copper Inc. Corporate Governance Practices

(I)

The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

Yes

The mandate of the board is to supervise the management of the Company and to act in the best interests of the Company. The board approves all significant decisions that affect the Company before they are implemented. The board has adopted a Mission Statement and a Guideline for Corporate Governance, which can be obtained from the Company office.

(a) adoption of a strategic planning process

Yes

A strategic planning process is in place in which the board and management participate. The strategic plan is reviewed annually.

(b) the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risksYesThe board, working with management, oversees identification and management of risks.

(c) succession planning, including appointing, training and monitoring senior management

-

Yes

The board has recognized the importance of recruiting an industry president for the Company. The Executive Committee has been mandated to assume this responsibility.

(d) a communications policy for the corporation

Yes

The board approves all the Company’s major communications, including annual and quarterly reports, financing documents and press releases. The board is informed of any material issue of concern to shareholders and provides direction as to the action that may be required.

(e) the integrity of the corporation’s internal control and management information systems.

Yes

The Audit Committee oversees this process and reports to the board.

TSX Guidelines for Effective Corporate Governance		Getty Copper Inc. Corporate Governance Practices
(2) The board of directors should be constituted with a majority of individuals who qualify as “unrelated” directors, (independent of management and free from conflicting interest.	Yes

Of the seven directors, three are unrelated; David A. Shaw, Chad Mitchell and Ed Leung. Don Willoughby, J.J. Treyvaud and John M. Parks are considered related because they are officers of the company. John Lepinski is a significant shareholder in the Company. All directors except John Lepinski are considered outside directors.

(3) The board of directors will assess and disclose on an annual basis i) whether the board of directors has a majority of unrelated directors and ii) the analysis of the application of the principles supporting this conclusion,

Yes

The majority of the directors are related to the Company. Except for John Lepinski and John Parks, none of the remaining directors work in the day-to-day operations of the Company, are party to any material contracts from the Company, or receive fees from the Company.

(4) The board of directors should appoint a committee of directors composed exclusively of outside, i.e. non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

	Yes	The Nominating and Governance Committee, all members of which being outside directors, has been mandated this function.
(5) The board of directors should implement a process for assessing the effectiveness of the board of directors, its committees and the contribution of individual directors.	Yes	The Nominating and Governance Committee has been mandated this function.
(6) Every company should provide an orientation and education program for new recruits to the board of directors.	Yes	The board has directed the Secretary to develop a board orientation package for new members

(7) Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

Yes

The Nominating and Corporate Governance Committee has been mandated this function. The board agreed to maintain the present compliment of seven directors as being appropriate for an exploration company of our size and stage of development.

Report of the Nominating and Corporate Governance Committee

 (8) The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director,

Yes

The Nominating and Corporate Governance Committee who has the mandate for this function has recommended, and the board has agreed, that directors should be granted 200,000 incentive stock options as compensation for their services and be reimbursed for any reasonable expenses incurred on Company business.

(9) Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

All committees of the board are composed of a majority of outside directors.

(I0) The board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the company’s approach to governance issues.  This committee would, amongst other things, be responsible for the corporations response to these governance guidelines,

	Yes	The Nominating and Corporate Governance Committee monitors governance compliance and is responsible for the statement of corporate governance practices included in this Information Circular.

(II) The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

Yes

Position descriptions for the board and the CEO have not been developed. However, the board has adopted resolutions specifying those matters, which are within the responsibility of the Executive Committee and those, which must be approved by the board.

(12) The board of directors should have in place appropriate structures and procedures to ensure that the board of directors can function independently of management.	Yes	The board and committees of the board meet independently of management when needed and have the authority to engage independent advice.

(13)

The audit committee of the board of directors should be composed only of outside directors and should have i) specifically defined roles and responsibilities; ii) direct communication channels with the internal and external auditors  and iii) oversight responsibility for management reporting on internal control.

	Yes	Compliant with the exception that the three person Audit Committee is composed of a majority of outside directors. The committee’s responsibilities are set out in its Charter, which is attached.
(14) The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances.	Yes	Individual directors can retain independent advisors subject to the approval of the Nominating and Corporate Governance Committee.

Proxy

______________________

GENERAL MEETING OF SHAREHOLDERS OF
Getty Copper Inc.

TO BE HELD AT the Stikeman Elliott, Solicitors, Suite 1700, Park Place, 666 Burrard Street,  Vancouver, British Columbia ON June 27, 2005 AT 10:00 am. PDT.

The undersigned member (“Shareholder”) of the Company hereby appoints, John m. Parks, a Director of the Company, or failing this person, Donald Willoughby, a Director of the Company, or in the place of the foregoing,

(print the name), as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Shareholder as specified herein.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ___________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of De Visser Gray Chartered Accountants as auditor of the Company:		N/A
2. To authorize the Directors to fix the Auditor’s remuneration:			N/A
3. To determine the number of Directors at 7:			N/A
4. To elect as Director, Jean Jacques Treyvaud:		N/A
5. To elect as Director, Donald Willoughby:		N/A
6. To elect as Director, John M. Parks:		N/A
7. To elect as Director, John Lepinski:		N/A
8. To elect as Director, Charles Mitchell:		N/A
9. To elect as Director, Edward Leung:		N/A
10. To elect as Director, David A. Shaw		N/A
11. To re-price 850,000 outstanding incentive share options.			N/A
12. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions:

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Shareholder, by Computershare Trust Company of Canada.

4.

A Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Shareholder had specified an affirmative vote;

OR

(b)

appoint another proxyholder, who need not be a Shareholder of the Company, to vote according to the Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Shareholder has submitted an Instrument of Proxy, the Shareholder may still attend the Meeting and may vote in person.  To do so, the Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Computershare Trust Company of Canada  is 100 University Avenue, Toronto, Ontario, M5J 2Y1, and its fax number is 1-866-249-7775.

May 16, 2005

Dear Shareholder:

Getty Copper Inc.
(the “Company”)

Request for Printed Copies of Annual and Interim Financial Statements and MD&A

In accordance with National Instrument 51-102, Continuous Disclosure Obligations, the registered and beneficial owners of our shares may request a copy of our annual financial statements and management discussion and analysis (“MD&A”) for the annual financial statements, our interim financial statements and MD&A, or both.

If you wish to receive printed copies of any of these documents, please indicate your request by completing this form and returning it to:

Getty Copper Inc.
1000 Austin Avenue

Coquitlam, British Columbia

Canada, V3K 3P1

As an alternative to receiving these financial statements and MD&A by mail, you may view them on the Company’s profile on SEDAR at www.sedar.com.

REQUEST TO RECEIVE ANNUAL AND INTERIM FINANCIAL STATEMENTS AND MD&A
OF  GETTY COPPER INC. [the “Company”]

☐

A.   Please send me the annual financial statements and MD&A.

☐

B.   Please send me the interim financial statements and MD&A.

☐

C.   Please send me both A and B.

I confirm that I am a registered and/or beneficial holder of shares of the Company.

___________________________________

Signature

___________________________________

Name of Shareholder - Please Print

___________________________________

Address

___________________________________

___________________________________

Postal Code

___________________________________

Name and title of person signing, if different from
name above